EXHIBIT 99.1

Statoil ASA: Notice of Annual General Meeting

The annual general meeting of Statoil ASA (OSE: STL, NYSE: STO) will be held on 15 May 2018 at 17:00 (CET) at Statoil Business Center, Forusbeen 50, 4035 Stavanger, Norway.

Notice of the annual general meeting is attached hereto.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Attachment

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